April 25, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 4561

Washington, D.C.  20549

Attention:  Mark P. Shuman, Brand Chief - Legal

RE:	ImageWare Systems, Inc.
Registration Statement on Form S-1
Filed February 10, 2012
File No. 333-179469

Form 10-K
Filed January 17, 2012
File No. 001-15757

Dear Mr. Shuman:

On behalf of ImageWare Systems, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the letter of Mark P. Shuman, Branch Chief - Legal, dated March 6, 2012 (the “Comment Letter”), regarding the Registration Statement and Form 10-K, each as referenced above.  The Company is filing these responses concurrently with the filing of Amendment No. 1 to the Registration Statement (the “Amendment”).  The responses herein are based on information provided to this firm by the Company.  The responses, which appear in bold type, have been numbered and headings have been used to correspond to the comments as set forth and numbered in the Comment Letter.

Form S-1

General

1.

Please update your filing to include audited financial statements and related disclosures for the fiscal year ended December 31, 2011.  Refer to Item 8-08(b) of Regulation S-X.  Also, please update the remainder of your document, as necessary, to the most recent practicable date.

In response to the Staff’s comment, the Amendment includes audited financial statements and related disclosures for the fiscal year ended December 31, 2011.  In addition, the Amendment includes updated disclosure through the latest practicable date.

2.

Given the size of the secondary offering relative to the number of shares presently outstanding as well as the nature of the offering and identity of the selling shareholders, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4) with the selling shareholders acting as a conduit in a distribution to the public.  Given the relationship of the selling shareholders to the company, tell us why the offering should not be viewed as an indirect, primary transaction and why the selling shareholders should not be viewed as underwriters.  Refer to Interpretation 612.09 of our Security Act Rules Compliance and Disclosure Interpretations, available on our website.

In response to the Staff’s comment, we have reduced the total number of shares of common stock proposed to be registered from 58,985,584 shares to 44,140,614 shares, a reduction of over 25%.  We believe that the proposed offering by the remaining Selling Stockholders, as reduced, should be properly regarded as a secondary offering notwithstanding the total number of shares being offered, and that the Selling Stockholders are not, nor should they be deemed to be, statutory underwriters selling on behalf of the Company in respect of such offering.  To reach this conclusion, we considered the following factors: (i) the length of time that each of the Selling Stockholders has held their respective shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by the Selling Stockholders of their respective shares of common stock of the Company, (iii) the relationship between the Selling Stockholders and the Company, (iv) none of the Selling Stockholders are in the business of underwriting securities, (v) the amount of shares being registered, and that (vi) under all the circumstances it does not appear that any of the Selling Stockholders should be deemed to be acting as a conduit for the Company. See Securities Act Rules Compliance and Disclosure Interpretation 612.09.

For purposes of the Company’s analysis, we classified the Selling Stockholders into two separate classes – Selling Stockholders who acquired their securities in the private placement consummated on December 20, 2011 (the “Private Placement”) (“Class A Investors”), and Selling Stockholders who have certain rights requiring the Company to register shares held by them (“Class B Investors”).  The reduction in the number of shares being registered resulted from a reduction in the number of shares being offered by the Class B Investors.

In the case of the Class A Investors, none of the Class A Investors is in the business of underwriting securities and each of the Class A Investors purchased or acquired the securities issued in the Private Placement for investment purposes only and not with a view to distribution.   Although the Class A Investors are collectively registering a large percentage of shares of common stock, we do not believe that this alone should result in the conclusion that the purported secondary offering by the Class A Investors is effectively a primary offering by the Company and that the Class A Investors are actually underwriters selling under the Registration Statement on behalf of the Company.  Each Class A Investor has borne the full risk of loss of its ownership interest in the Company since such interests were acquired in the Private Placement.

With respect to the Class B Investors, each of the Class B Investors is entitled to registration rights with respect to the shares being offered.  As a matter of convenience for the Company and to save the Company additional costs, the Company elected to include all of the shares owned by the Class B Investors on the Registration Statement pursuant to which the Company was registering the shares issued in connection with the Private Placement rather than incurring the cost to file a separate registration statement.   None of the Class B Investors are in the business of underwriting securities, and each of them originally acquired their interest in the Company for investment purposes and not with a view to distribution.  In addition, each of the Class B Investors is a long-term investor in the Company, and has not sold any shares of the Company.    Although certain of the Class B Investors may be deemed to be an affiliate of the Company as a result of their beneficial ownership of the Company’s voting securities, none of the Class B Investors are involved in the management of the Company, nor do any of them have representatives on the board of directors of the Company.

In addition, the shares offered by the Class B Investors were originally acquired upon either conversion or exercise of derivative securities acquired in privately negotiated transactions, and in each case their holding period of the derivative security exceeds two years. As a result, each Class B Investor has borne the full risk of loss of its ownership interest in the Company since such interests were originally acquired.

Based on the above analysis, under all the circumstances, we do not believe that any of the Selling Stockholders are acting as a conduit for the Company, and we do not believe that any of the Selling Stockholders are, nor should they be deemed to be, a statutory underwriter in respect of an offering under the Registration Statement. As a result, we believe that the proposed offering by the Selling Stockholders is properly regarded as a secondary offering. This conclusion is consistent with the Securities and Exchange Commission’s published guidance on this issue, including Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Cover Page

3.

Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold.  Given your statement on page 25 that “there is no established public trading market for our common stock”, the statement that the selling stockholders will sell “at prevailing market prices” is insufficient to satisfy your disclosure obligation.  Therefore, please disclose the fixed price at which the securities will be sold.  We will not object if you also elect to disclose that the selling stockholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board.  Also, revise your “Plan of Distribution” accordingly.

In response to the Staff’s comment, the Company has included the Selling Stockholders’ initial offering price per share on the cover of the prospectus.  In addition, the Company has revised the “Plan of Distribution” in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 69

4.

It appears that the information in two of the columns in the selling stockholder table, “shares beneficially owned prior to offering” and “shares beneficially owned after offering”, are inverted.  Please revise or advise.

The Company has revised the presentation of the information contained in the selling stockholder table in response to the Staff’s comment.  In addition, the Company has revised the selling stockholder table to delete certain Class B Investors, as set forth above in response to Staff comment No. 2.

Also, please ensure that for all of the selling stockholders that are entities, you disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares being offered for resale.  Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

The Company has added the additional disclosure as requested by the Staff.

Finally, in addition, please state whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.  Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter.  With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether as the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.  If you are not able to so represent, please identify the selling stockholder as an underwriter.

In response to the Staff’s comment, the Company has added disclosure in the footnotes to the table in the section entitled “Selling Stockholders” identifying those Selling Stockholders that are broker-dealers or affiliates of broker-dealers.  In addition, for Selling Stockholders that are affiliates of broker-dealers, the Company has disclosed that the Selling Stockholders either received their securities as compensation in connection with investment banking services provided in connection with the Private Placement, or purchased the securities in the ordinary course of business and represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

Signatures

5.

Please amend the signature page to identify your Chief Accounting Officer or Controller, as required by Instruction 1 to Signatures on Form S-1.

The signature page to the Amendment has been revised to comply with Instruction 1 to Signatures on Form S-1, as requested by the Staff and required by Form S-1.

Exhibit 5.1

6.

Since this offering is for the resale of shares already issued and shares to be issued upon the exercise of warrants, clarify that the outstanding shares “are” legally issued and shares underlying the warrants “will be” legally issued.  Currently the opinion suggests that all of the shares have yet to be sold.

The Amendment includes a revised opinion of counsel filed as an exhibit to the filing, which opinion specifically indicates that the outstanding shares “are” legally issued and shares underlying the warrants “will be” legally issued, in response to the Staff’s comment.

Form 10-K

Signatures, page 84

7.

The signature lines of your Form do not provide evidence of conforming signatures.  Pursuant to Rule 302 of Regulation S-T, signatures in electronic filings must consist of “letters or characters comprising a name, executed, adopted or authorized as a signature.”  Consequently, it appears that your Form has been filed unexecuted.  Please amend your report to comply with Rule 302(b) of Regulation S-T.  Your amendment must include the entire report as well as currently dated and signed 906 and 302 certifications.

On April 14, 2012, the Company filed an amendment to the its Form 10-K for the year ended December 31, 2010, which included the 906 and 302 certifications, to comply with Rule 302(b) of Regulation S-T, as requested by the Staff and as required by Form 10-K.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (619) 795-1134 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Very truly yours,

DISCLOSURE LAW GROUP

By:  /s/ Daniel W. Rumsey___

       Daniel W. Rumsey